Norton Rose Fulbright US LLP
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kevin.friedmann@nortonrosefulbright.com

February 9, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:	Austin Pattan, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Grafiti Holding Inc. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted December 28, 2023 CIK No. 0002000640

Dear Messrs. Pattan and Crispino:

On behalf of Grafiti Holding Inc. (“Grafiti”, or the “Company”), we are confidentially submitting this letter via EDGAR in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”), set forth in its letter dated January 23, 2023 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to draft Registration Statement on Form 10 confidentially submitted to the Staff on December 28, 2023 (the “Registration Statement”).

The Staff’s comments in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.

Amendment No. 1 to  Draft Registration Statement on Form 10

Information Statement Summary

Proposed Business Combination with Damon, page 4

1.	We note in your response to prior comment 1 that the Damon Business Combination “may not be probable at this time due to remaining material conditions.” Since the Business Combination with Damon is not probable, please remove the Damon MD&A, audited and interim financial statements, adjustments in the pro forma financial information and detailed description of the business of Damon and instead only include in a Recent Developments section in the filing a description of the Damon Business Combination agreement and related conditions that result in the transaction not being probable at this time.

Response: The Company acknowledges the Staff’s comment and plans to delete from the Registration Statement the detailed description of the business of Damon, risk factors concerning Damon, and the Damon MD&A. However, because the Damon audited and interim financial statements and pro forma financial information giving effect to the Business Combination will be included in a publicly available prospectus filing by Grafiti in Canada and an information circular transmitted by Damon to its shareholders in connection with the Business Combination, each as required by British Columbia securities laws, the Company believes that the registration statement should contain the same financial statements of Damon and pro forma financial information to avoid selective disclosure of such information to only Canadian securities holders. Please note, the Company also plans to include in a Recent Developments section in the Registration Statement a description of the Damon Business Combination Agreement and related conditions that result in the transaction not being probable at this time.

Such conditions include:

(i) satisfaction of the initial listing criteria of the Nasdaq Stock Market (“Nasdaq”) and Nasdaq approval of the listing of the Grafiti common shares after giving effect to the Business Combination, which may require additional financing;

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

February 9, 2024

(ii) approval of the issuance of Grafiti common shares to Damon securities holders pursuant to the Business Combination Agreement by a British Columbia court (the “Court”) after a hearing upon the fairness of the terms and conditions of the Business Combination Agreement as required by the exemption from registration provided by Section 3(a)(10) under the Securities Act;

(iii) a vote in favor of a resolution approving the Business Combination by (a) two-thirds of the votes cast on such resolution by the Damon shareholders present in person or represented by proxy at the applicable Damon shareholders meeting; (b) two-thirds of the votes cast on such resolution by the holders of Damon Class B Preferred Shares and Class A Series 2 Company Preferred Shares, voting together as a single class on an as converted basis; (c) two-thirds of the votes cast on such resolution by the holders of Damon warrants; (d) two-thirds of the votes cast on such resolution by the holders of Damon options; (e) three-quarters of the underlying value of the votes cast on such resolution by the holders of Damon convertible notes and a majority of the holders of such Damon convertible notes; and (f) any approval requirements as may be imposed by the Court;

(iv) an outstanding requirement that Damon obtain support agreements from Damon securities holders holding each threshold of Damon securities as described in (iii) above;

(v) an outstanding requirement that Damon obtain lock-up agreements from holders of the foregoing Damon securities holding at least 95% of the Damon fully diluted shares, excluding holders of certain Damon convertible notes; and

(vi) a requirement that Damon maintain a bank account balance of at least $3,000,000 for the sole purpose of satisfying potential obligations that Damon may have to pay Inpixon a termination fee or reimburse Inpixon for certain transaction fees and expenses pursuant to the Business Combination Agreement if such agreement is terminated under certain circumstances, until the earliest to occur of (a) Damon’s satisfaction of such payment obligations in full, (b) the termination of the Business Combination Agreement under circumstances which do not require Damon to satisfy any such payment obligations and (c) the effective time of the Business Combination..

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

February 9, 2024

General

2.	We note your response to prior comment 10. Please provide a legal analysis to support your conclusion that the distribution of Grafiti Holding shares owned by Inpixon to Inpixon shareholders will be conducted on a pro rata basis. In doing so, please address the following:

●	Explain how the relative interests of Inpixon shareholders in Inpixon and Grafiti Holding—before and after the spin-off—will remain unchanged if shares are distributed to holders of only “certain outstanding warrants” of Inpixon and the “participating Inpixon securityholders,” as described throughout your disclosure.

●	We note you use the term “participating Inpixon securityholders” throughout the preliminary information statement. Refer also to the definition of “Other Parent Securities” in Article 1 of the “Separation and Distribution Agreement” between Inpixon and Grafiti Holding filed as Exhibit 2.1 to your registration statement, which states that certain outstanding securities identified on Schedule 1.2 thereto are “entitled to participate in the distribution of the Grafiti Shares on a pro rata basis together with the holders of Parent Shares as of the Record Date.” Identify for us the securities listed on Schedule 1.2. Address in your analysis how the distribution will be pro rata if not all securityholders are entitled to participate. Your response should describe whether and, if so, how, the parent shareholders of Inpixon will have the same proportionate interest in the parent and the subsidiary both before and after the spin-off. Refer to paragraph 4.B.2. of Staff Legal Bulletin 4.

Response:

For purposes of this response, please be advised that the expected distribution ratio is 1 Grafiti common share for each 50 shares of Inpixon held.

Holders of Inpixon preferred stock outstanding as of the applicable record date are legally entitled to participate, pursuant to the applicable preferred stock charters, in any distribution by Inpixon (the “Participating Preferred”). Holders of certain outstanding warrants to purchase common stock of Inpixon outstanding as of the applicable record date are contractually entitled to participate, pursuant to the applicable warrant agreements, in any distribution by Inpixon (the “Participating Warrants”). As of the applicable record date, the percentage interest of each Inpixon shareholder in the outstanding equity of Inpixon may be expressed as a fraction, the numerator of which is the number of shares of common stock held by the shareholder, and the denominator of which is the sum of (i) the number of shares of Inpixon common stock outstanding (i.e. 176,819,698 shares), (ii) the number of shares of common stock of Inpixon issuable upon conversion of outstanding shares of Participating Preferred (i.e. 13 shares), and (iii) the number of shares common stock issuable upon exercise of the Participating Warrants (i.e. 107 shares). It should be noted that the shares of common stock underlying the Participating Preferred and Participating Warrants combined constitute 0% of the outstanding shares of Inpixon common stock. Therefore there is no mathematical (i.e. dilutive) effect of their participation in the distribution on any shareholder’s pro rata interest in Inpixon or Grafiti.

Moreover, given the pro rata calculation described above, upon the distribution, each Inpixon shareholder’s percentage interest in the outstanding equity of Grafiti is the same as such shareholder’s percentage interest in Inpixon. For example, if an Inpixon shareholder holds 500,000 shares of Inpixon common stock, such shareholder’s percentage interest in Inpixon’s outstanding equity is 0.28% and such shareholder will receive 10,000 Grafiti common shares. There are a total of 3,600,001 outstanding Grafiti common shares, all of which will have been transferred to the liquidating trust for the benefit of the Inpixon record date stockholders. Accordingly, such shareholder’s percentage interest in Grafiti’s outstanding equity will be 0.28%, the same as it is in Inpixon’s outstanding equity. This satisfies the requirement of paragraph 4.B.2. of Staff Legal Bulletin 4, which requires that the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off.

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

February 9, 2024

The securities set forth on Schedule 1.2 of the Separation and Distribution Agreement include all shares of preferred stock of Inpixon and those warrants to purchase common stock of Inpixon pursuant to warrant agreements that entitle the holders to participate in any distribution by Inpixon, in each case outstanding as of the applicable record date, as more particularly set forth below:

1.	1 share of Series 4 convertible preferred stock of Inpixon convertible into 1 share of Inpixon common stock.

2.	126 shares of Series 5 convertible preferred stock of Inpixon convertible into 12 shares of Inpixon common stock.

3.	34 shares of Inpixon common stock issuable upon exercise of warrants issued on January 15, 2019.

4.	73 shares of Inpixon common stock issuable upon the exercise of warrants issued on August 15, 2019.

3.	We note your statement on page 9 that “Inpixon will round down to the nearest whole share any fractional shares that the participating security holders would otherwise have been entitled to receive” while Section 3.4 of the separation agreement between Grafiti and Inpixon states “Parent will … round up fractional shares that recipients of Grafiti Shares will otherwise be entitled to receive.” Please revise to clarify whether the fractional shares will be rounded up or down.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to specify that all fractional shares will be rounded up.

*        *        *

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

February 9, 2024

We hope that the foregoing has been helpful to the Staff’s understanding of the Registration Statement. If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 964-7763.

Very Truly Yours

By:	/s/ Kevin Friedmann
Kevin Friedmann

cc:	Nadir Ali (Inpixon)
Melanie Figueroa (Inpixon)
Siyuan An (Norton Rose Fulbright US LLP)